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P.S. 9-9-03



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION


03030362

September 9, 2003

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rule 101
Public Availability	September 11, 2003

Diego E. Parise, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

PROCESSED
OCT 06 2003
THOMSON FINANCIAL

Re: Federative Republic of Brazil
File No.: TP 03-128

Dear Mr. Parise:

In your letter dated September 9, 2003, as supplemented by conversations with the staff, you request on behalf of Goldman, Sachs & Co. and Citigroup Global Markets Inc. (together, the Underwriters) and their affiliates an exemption from Rule 101 of Regulation M in connection with the offering by Brazil (Offering) of a new issue of U.S. dollar-denominated unsecured global bonds due 2011 (New Bonds). The New Bonds will be of the same class as, will be identical in every respect to, and will form a single series with, Brazil's U.S. dollar-denominated unsecured global bonds due 2011 (Outstanding Bonds, and together with the New Bonds, the Bonds). Specifically, you seek an exemption to permit the Underwriters and their affiliates to act as market makers in the Bonds while participating in the distribution of the New Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Underwriters and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of Bonds during the applicable restricted period for the distribution of New Bonds. In particular, this exemption is based on the facts that: Brazil is a sovereign government whose financial affairs are widely reported on; the market for the Outstanding Bonds is highly liquid and has considerable depth due to the aggregate principal amount of the Outstanding Bonds outstanding (currently U.S.$500 million and expected to be U.S.$1.15 billion for all Bonds after issuance of the New Bonds); the Underwriters estimate that approximately 10 dealers regularly place bids and offers for the Outstanding Bonds (and are expected to regularly place bids and offers after the issue of the New Bonds), of which approximately 5 are continuous market makers (and are expected to be continuous market makers after the issue of the New Bonds); the Underwriters estimate that daily purchases and sales of the Outstanding Bonds by the Underwriters and their affiliates do not account, on average, for more than 25% of the average daily trading volume in the Outstanding Bonds; the Underwriters believe that, after the issuance of the New Bonds, daily purchases and sales of the Bonds by the Underwriters and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the Bonds; the Outstanding Bonds trade (and after the Offering, the Bonds are expected to continue to trade) primarily on the basis of a spread to the United States Treasury security with the most nearly equal maturity date, in a manner similar to trading in investment grade debt securities; the Outstanding Bonds are rated (and after the Offering, the Bonds are expected to be rated) B2 by Moody's Investor Services, Inc. and B+ by Standard & Poors Corporation; at present, Brazil's consolidated net public sector external debt aggregated approximately U.S. $65.6 billion in principal amount; and the Offering will be made pursuant to Brazil's effective shelf registration statement filed with the Commission under the Securities Act of 1933. This exemption is subject to the following conditions:

1. The Underwriters and their affiliates shall provide to the Division of Market Regulation (Division) upon request, a daily time-sequenced schedule of all transactions in the Bonds made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of the transactions,
    b. the exchange, quotation system, or other facility through which the transactions occurred, and
    c. whether the transactions were made for a customer account or a proprietary account.

    The records required pursuant to this exemption shall be maintained by the Underwriters and their affiliates for at least two years from the date of the termination of the Offering.

2. The prospectus supplement for the Offering shall disclose that the Underwriters and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the Underwriters and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Act rules to, the proposed transactions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 16 2003
DIVISION OF MARKET REGULATION

CONFIDENTIAL TREATMENT REQUESTED
Securities Exchange Act of 1934
Rule 101 of Regulation M

September 9, 2003

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano
(Assistant Director)

Re: The Federative Republic of Brazil ("Brazil")

Dear Mr. Brigagliano:

We are writing to the Securities and Exchange Commission (the "Commission") on behalf of Goldman, Sachs & Co. ("Goldman Sachs") and Citigroup Global Markets Inc. ("Citigroup", and together with Goldman Sachs, the "Underwriters") and certain affiliates[1] of the Underwriters to request an exemption from Rule 101 ("Rule 101") of Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the Underwriters and their affiliates in connection with the sale by Brazil of a further issue of its U.S. dollar-denominated unsecured global bonds due 2011. The size of the issue is currently expected to be approximately U.S.$650 million in aggregate principal amount. These bonds will be of the same class as, will be identical in every respect to and will form a single series with Brazil's U.S. dollar-denominated unsecured global bonds due 2011 (the "2011 Bonds") that were issued on August 7, 2003 and for which the staff, on July 3, 2003, granted relief from Rule 101 of Regulation M under the Exchange Act to J.P. Morgan Securities Inc. and Morgan Stanley & Co. and certain of their affiliates.

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1 For purposes of this letter, "affiliate" means any person that directly or indirectly controls, is controlled by, or is under common control with either of the Underwriters.

I. FACTS

The Offering of Newly-Issued 2011 Bonds

The newly-issued 2011 Bonds are proposed to be offered by the Underwriters in a firm commitment underwriting (the "Offering"), with closing expected to take place in mid-September 2003. The Offering will be made pursuant to Brazil's effective shelf registration statement on Schedule B to the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Offering will be described more fully in a prospectus supplement to be prepared in connection with the Offering. After completion of the Offering, it is expected that there will be approximately U.S.$1.15 billion in aggregate principal amount of the 2011 Bonds outstanding. The outstanding 2011 Bonds are, and the newly-issued 2011 Bonds are expected to be, listed on the Luxembourg Stock Exchange.

Brazil's External Debt

On May 31, 2003, Brazil's consolidated net public sector external debt aggregated approximately US$65.6 billion in principal amount.

Market for the 2011 Bonds

The principal market for trading in the outstanding 2011 Bonds in the United States and outside the United States is, and, in the case of all the 2011 Bonds is expected to be, the over-the-counter interdealer market (the "OTC Market"). In addition, the outstanding 2011 Bonds are, and the newly-issued 2011 Bonds are expected to be, listed on the Luxembourg Stock Exchange, although the outstanding 2011 Bonds do not, and none of the 2011 Bonds are expected to, trade actively on such exchange.

The Underwriters estimate that approximately 10 dealers regularly place, and are expected to regularly place, bids and offers for the 2011 Bonds, of which approximately 5 are, and are expected to be, continuous market makers. The Underwriters act, and are expected to act, as market makers in the 2011 Bonds and other debt securities issued by Brazil in connection with their general trading activities. The Underwriters estimate that daily purchases and sales of the outstanding 2011 Bonds by the Underwriters and their affiliates since the date of issuance of the outstanding 2011 Bonds have on average accounted for less than 25% of the average daily trading volume in the outstanding 2011 Bonds and that daily purchases and sales of the 2011 Bonds by the Underwriters and their affiliates will on average account for less than 25% of the average daily trading volume in the 2011 Bonds. Bid and ask prices for the 2011 Bonds in the OTC Market are, and are expected to be, widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the outstanding 2011 Bonds are not, and none of the 2011 Bonds are expected to be, rated investment grade by a nationally recognized statistical rating organization (like other long-term foreign currency bonds of Brazil, the outstanding 2011 Bonds are, and all the 2011 Bonds are expected to be, rated B2 by Moody's Investor Services, Inc. and B+ by Standard & Poors), the Underwriters have informed us that the outstanding 2011 Bonds trade, and all the 2011 Bonds are expected to trade, primarily on the basis of a spread to U.S. Treasury securities with corresponding maturities, in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Underwriters have informed us that the outstanding 2011 Bonds generally trade, and all the 2011 Bonds are expected to generally trade, with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

Absent exemption therefrom, Rule 101 will force the Underwriters to be absent from the market for, and be unable to make a market in, the 2011 Bonds for the period beginning five business days prior to the pricing of the Offering and ending upon their completion of participation in the distribution of the newly-issued 2011 Bonds. Moreover, absent exemption from Rule 101, the Underwriters will likely be unable to provide additional liquidity during the first few hours and, even, days of trading in the newly-issued 2011 Bonds, disrupting an otherwise orderly market with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request the Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriters and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the 2011 Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Underwriters are unlikely to have a significant impact on the price of the 2011 Bonds, due to

(i) the high liquidity and significant depth of the trading market in the 2011 Bonds, particularly in light of the large aggregate principal amount of the 2011 Bonds outstanding (currently U.S.$500 million and expected to be U.S.$1.15 billion after the issuance of the newly-issued 2011 Bonds),

(ii) the large number of dealers that regularly place, and are expected to regularly place, bids and offers for, or continuously make markets in, the 2011 Bonds,

(iii) the fact that the outstanding 2011 Bonds generally trade, and all the 2011 Bonds are expected to generally trade, primarily on the basis of spreads to the U.S. Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities),

(iv) the fact that the outstanding 2011 Bonds generally trade, and all the 2011 Bonds are expected to generally trade, with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, and

(v) the fact that the spread at which the outstanding 2011 Bonds trade is, and, in the case of all the 2011 Bonds is expected to be, generally closely correlated to the spreads at which Brazil's outstanding global bonds trade, all as described in greater detail in the preceding section of this letter.

(b) The outstanding 2011 Bonds are actively traded securities, with an average daily trading volume, or ADTV, estimated by the Underwriters at approximately U.S.$25 million and a current public float of U.S.$500 million in aggregate principal amount. In addition, all the 2011 Bonds are expected to be actively traded securities, with an ADTV estimated by the Underwriters at approximately U.S.$25 million and, after the issuance of the newly-issued 2011 Bonds, a public float of U.S.$1.15 billion in aggregate principal amount. These figures are many orders of magnitude larger than the minimum ADTV (U.S.$1 million) and minimum public float value (U.S.$150 million) that would qualify common equity securities for the exemption afforded by Rule 101(c)(1). The release adopting Rule 101 stated, with respect to that exemption, the following:

> "The Commission continues to believe that an exclusion for actively-traded securities is appropriate. The costs of manipulating such securities generally are high. In addition, because actively-traded securities are widely followed by the investment community, aberrations in price are more likely to be discovered and quickly corrected."

If the foregoing is true for a common equity security with an ADTV of only U.S.$1 million and a public float value of only U.S.$150 million, it is far more true with respect to a large issue of fixed income securities such as the 2011 Bonds.

(c) Although the outstanding 2011 Bonds are not, and none of the 2011 Bonds are expected to be, rated investment grade (but, rather, the outstanding 2011 Bonds are, and all the 2011 Bonds are expected to be, rated B2/B+), the Underwriters believe that the outstanding 2011 Bonds trade, and all the 2011 Bonds are expected to trade, in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) would apply to the 2011 Bonds (including the newly-issued 2011 Bonds) as well.

(d) Brazil is a sovereign whose financial, economic and political affairs are widely reported on, the Offering is expected to be global in nature rather than domestic and the investor base is expected to be predominantly institutional.

(e) Previously, when Brazil, Argentina, Colombia, Mexico and Panama conducted global bond offerings, the underwriters were granted exemptions from Rule 101 (or then-existing Rule 10b-6 under the Exchange Act) to allow trading in the securities being distributed[2]. At the time the outstanding 2011 Bonds were issued, the staff granted the dealer managers and underwriters an exemption from Rule 101. The policy reasons underlying the exemptions given in those transactions and the initial offering of the 2011 Bonds should apply in this case as well.

* * *

Please call me at (212) 558-3036 or Andrew D. Soussloff at (212) 558-3681 with any questions you may have concerning this request.

Very truly yours,

Diego E. Parise

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2 See, e.g., *Federative Republic of Brazil*, SEC No-Action letter (July 3, 2003); *Federative Republic of Brazil*, SEC No-Action letter (April 29, 2003); *The Republic of Colombia*, SEC No-Action Letter (December 2, 2002); *Federative Republic of Brazil*, SEC No-Action Letter (March 22, 2000); *Federative Republic of Brazil*, SEC No-Action Letter (January 21, 2000); and *Republic of Panama*, SEC No-Action Letter (November 18, 1998).